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                              June 18, 2020

       Robert Peterson
       Senior Vice President & Chief Executive Officer
       Occidental Petroleum Corporation
       5 Greenway Plaza
       Suite 110
       Houston, TX 77046

                                                        Re: Occidental
Petroleum Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            filed February 28,
2020
                                                            File No. 001-09210

       Dear Mr. Peterson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2019

       Management's Discussion and Analysis
       Changes in Proved Reserves, page 27

   1. Your disclosure under this section identifies multiple factors impacting your proved reserves without
indicating the amount attributable to each factor. For example, you indicate that 200 MMBOE
of negative revisions of previous estimates primarily related to negative price
revisions, changes to development plans and reservoir performance in the
                                                        Permian Basin without
indicating the amount attributable to each factor. Separately, you indicate that 293 MMBOE
positive revisions due to improved recovery are due to multiple factors. If multiple
factors materially contribute to changes in reported reserve quantities, indicate the quantity
attributable to each factor. Note that this comment also applies to your discussion of
changes in proved undeveloped reserves appearing on page 28 as well as your presentation of
changes in proved reserves appearing on pages 110 to 113.
 Robert Peterson
Occidental Petroleum Corporation
June 18, 2020
Page 2


Proved Undeveloped Reserves, page 28

2. Revise your disclosure under this section to explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved reserves. See Item 1203(d) of Regulation S-K.
         Please note the statement that your "proved undeveloped reserves in international locations are associated with approved long-term international development projects" does not appear to provide the required disclosure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Brad Skinner, Office Chief, at (202) 551-3489 with any questions.



FirstName LastNameRobert Peterson                            Sincerely,
Comapany NameOccidental Petroleum Corporation
                                                             Division of
Corporation Finance
June 18, 2020 Page 2                                         Office of Energy &
Transportation
FirstName LastName